ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

24 April 2006

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received today notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”) that the Trust now holds an interest in 14,412,039 ordinary shares in Reed Elsevier PLC and 7,732,332 ordinary shares in Reed Elsevier NV.

The Trust purchased the following shares on 21 April 2006 in order to satisfy the future vesting of awards under Reed Elsevier’s share incentive plans:-

1,909,093 Reed Elsevier PLC ordinary shares at 545.8991p per share;

1,257,054 Reed Elsevier NV ordinary shares at €12.0289 per share.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.